UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                             J2 COMMUNICATIONS, INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    46625420
                                 (CUSIP Number)

                               Timothy S. Durham
                        111 Monument Circle, Suite 3680
                            Indianapolis, Indiana 46204
                                 (317) 237-4122

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  December 28, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                  SCHEDULE 13D

CUSIP No. 46625420

1        NAME OF REPORTING PERSON
                  Timothy S. Durham

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           58,500

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           58,500

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           58,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.32%

14       TYPE OF REPORTING PERSON*
                           IN






                                  SCHEDULE 13D

CUSIP No. 46625420

1        NAME OF REPORTING PERSON
                  Diamond Investments, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
		  35-2088657

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Indiana


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           13,600

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           13,600

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           13,600

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.01%

14       TYPE OF REPORTING PERSON*
                  CO






                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common shares, no par value (the "Shares"), of J2 Communications, Inc., a California corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 10850 Wilshire Blvd., Ste. 1000, Los Angeles, CA 90024.


Item 2.  Identity and Background

	The persons filing this statement are Timothy S. Durham ("Durham"), a citizen of the United States of America, and Diamond Investments, LLC, an Indiana limited liability company ("Diamond")(collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 111 Monument Circle, Suite 3680, Indianapolis,
 Indiana 46204. Diamond is the personally owned and controlled investment vehicle of Durham.

         Neither of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 72,100 Shares purchased by the Registrants was $853,155.26. The source of funding for the purchase of these Shares was the personal funds of Durham and working capital of Diamond.

Item 4.           Purpose of Transaction

         Registrants have acquired Shares because they believe that the Shares represent an attractive investment.

          Depending on the market price of Shares and upon other conditions, Registrants may acquire additional Shares from time to time in the open market or otherwise or may seek to acquire Shares from the Issuer, at prices which Registrants may determine to be appropriate. In addition, depending upon market prices and other conditions, Registrants may dispose of Shares at any time and from time to time in the open market or otherwise at prices which Registrant may determine to be appropriate.


Item 5.           Interest in Securities of the Issuer

         (a) As of the close of business on January 3, 2001, Registrants may be deemed to beneficially own, in the aggregate, 72,100 Shares, representing approximately 5.33% of the Issuer's outstanding Shares (based upon the 1,353,015 Shares stated to be outstanding as of October 31, 2000 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on December 14, 2000).

         (b) Durham has sole voting power and sole dispositive power with regard to 72,100 Shares.

         (c) Exhibit 1 lists a table that sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, and include commissions paid.



Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, neither of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

1.       Table of Share Transactions by Registrants during past sixty (60) days.





                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 4, 2001




/s/ Timothy S. Durham
- --------------------
TIMOTHY S. DURHAM



DIAMOND INVESTMENTS, LLC

By: /s/ Timothy S. Durham
- ------------------------
Name:  Timothy S. Durham
--------------------------
Its:  Managing Member
--------------------------




                                  EXHIBIT INDEX

EXHIBIT 1       Table of Share Transactions by Registrants during past sixty
(60) days.



Share Transactions by Registrants during past sixty (60) days



					No. of Shares	Price
Name			Date		Purchased	Per Share

Timothy Durham		11/29/00	   200 		$10.8750
Timothy Durham		11/29/00	   300 		$10.1250
Timothy Durham		11/29/00	   500 		$10.3750
Timothy Durham		12/14/00	   100 		$ 9.8125
Timothy Durham		12/20/00	   100 		$10.2500
Timothy Durham		12/20/00	   100 		$ 9.7500
Timothy Durham		12/22/00	   100 		$ 9.2500
Timothy Durham		12/26/00	   100 		$ 9.2500
Timothy Durham		12/26/00	 1,000 		$ 8.0000
Timothy Durham		12/26/00	 1,000 		$ 8.3750
Timothy Durham		12/26/00	 1,000 		$ 9.2500
Timothy Durham		12/26/00	 1,000 		$ 7.3375
Timothy Durham		12/28/00	 1,000 		$ 8.8750
Timothy Durham		12/28/00	   500 		$ 9.6250
Timothy Durham		12/29/00	 1,500 		$ 6.6250
Timothy Durham		12/29/00	   500 		$ 7.0000
Timothy Durham		12/29/00	 1,000 		$ 8.0000
Timothy Durham		01/02/01	 1,000 		$ 7.8125


Diamond Investments 	11/13/00	   100 		$ 9.5000
Diamond Investments 	11/13/00	   100 		$10.3750
Diamond Investments 	11/14/00	   100 		$10.3750
Diamond Investments 	11/14/00	   100 		$ 9.6250
Diamond Investments 	11/14/00	   300 		$ 9.1875
Diamond Investments 	11/15/00	   100 		$ 9.1875
Diamond Investments 	11/16/00	   100 		$ 9.7500
Diamond Investments 	11/20/00	   200 		$ 9.8750
Diamond Investments 	11/21/00	   100 		$ 9.5000
Diamond Investments 	11/21/00	   100 		$ 9.6250
Diamond Investments 	11/22/00	   800 		$ 9.8750
Diamond Investments 	11/22/00	   600 		$ 9.5000
Diamond Investments 	11/22/00	   300 		$ 9.6250
Diamond Investments 	11/22/00	   600 		$ 9.8750
Diamond Investments 	11/27/00	   500 		$10.7500
Diamond Investments 	11/27/00	   100 		$11.1250
Diamond Investments 	11/28/00	   300 		$11.1250
Diamond Investments 	11/28/00	   400 		$11.7500
Diamond Investments 	11/28/00	   400 		$11.9375
Diamond Investments 	11/28/00	   400 		$11.0000
Diamond Investments 	11/28/00	   100 		$11.9375
Diamond Investments 	11/29/00	   100 		$11.0000
Diamond Investments 	11/29/00	   100 		$11.3750
Diamond Investments 	11/30/00	   100 		$11.0000
Diamond Investments 	12/01/00	   100 		$11.0000
Diamond Investments 	12/06/00	   100 		$11.0000
Diamond Investments 	12/06/00	   800 		$11.1250
Diamond Investments 	12/06/00	   400 		$11.3750
Diamond Investments 	12/06/00	   100 		$11.0000
Diamond Investments 	12/07/00	   400 		$10.0000
Diamond Investments 	12/11/00	   100 		$10.7500
Diamond Investments 	12/21/00	   300 		$ 9.0312
Diamond Investments 	12/21/00	   600 		$ 9.0000
Diamond Investments 	12/21/00	   100 		$ 8.8750
Diamond Investments 	12/21/00	   200 		$ 8.5000
Diamond Investments 	12/21/00	 1,000 		$ 8.0000
Diamond Investments 	12/22/00	 1,000 		$ 8.2500
Diamond Investments 	12/26/00	 1,000 		$ 6.7500
Diamond Investments 	12/27/00	   100 		$ 8.5000
Diamond Investments 	12/27/00	   500 		$ 8.4375
Diamond Investments 	12/28/00	   100 		$ 8.5000